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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                         TeraGLOBAL Communications Corp.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  880771 10 0
           --------------------------------------------------------
                                 (CUSIP Number)

                         TeraGLOBAL Communications Corp.
                             225 Broadway, Suite 1600
                            San Diego, California 92101
                                 (619) 231-0555
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 25, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 4 Pages


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                                 SCHEDULE 13D

CUSIP No. 880771 10 0                                     Page  2  of  4  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Grant Holcomb
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     PF
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)             / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               1,424,550
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                  -0-
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  1,424,550
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,424,550
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  3  of  4  Pages
                                                               ---    ---


                                     SCHEDULE 13D
                                         FOR
                                    GRANT HOLCOMB


Item 1.   SECURITY AND ISSUER.

          Securities:    Common Stock

          Issuer: TeraGLOBAL Communications Corp. ("TeraGLOBAL") 225 Broadway, Suite 1600
                         San Diego, California 92101

Item 2. IDENTITY AND BACKGROUND. This Schedule 13D is filed on behalf of Grant Holcomb.

          a.   Name:  Grant Holcomb

          b. Business Address: c/o TeraGLOBAL Communications Corp., 225 Broadway, Suite 1600, San Diego, California 92101

          c. Mr. Holcomb is the Chief Technical Officer and Secretary of TeraGLOBAL.

          d. During the last five years, Mr. Holcomb has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          e. During the last five years, Mr. Holcomb has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          f.   Citizenship: Mr. Holcomb is a citizen of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Holcomb owned shares of Video Stream, Inc., a Canadian corporation which was merged into Triple "D" Court, Inc., a Wyoming corporation and predecessor to TeraGlobal. In the merger, Mr. Holcomb received shares of Triple "D" Court, Inc. in exchange for his shares of Video Stream, Inc.

Item 4.   PURPOSE OF TRANSACTION.

     Mr. Holcomb holds the securities of TeraGLOBAL for long term investment purposes. This statement is filed as a result of the January 25, 1999 registration of the common stock of TeraGLOBAL pursuant to Section 12(g) of the Securities Exchange Act of 1934.

     Mr. Holcomb does not currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (Rule 13d-101.) However, Mr. Holcomb reserves the right to develop such plans in the future.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     a. Mr. Holcomb is the beneficial owner of 1,424,550 shares of Common Stock, 300,000 shares of which Mr. Holcomb has a right to acquire through the exercise of stock options. Mr. Holcomb is therefore deemed to beneficially own 9% of the Common Stock outstanding.

     b. Mr. Holcomb has sole power to vote and dispose of 1,424,550 shares of Common Stock.



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                                                          Page  4  of  4  Pages
                                                               ---    ---

     c.   None.

     d.   Not applicable.

     e.   Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.  None.



                                  SIGNATURE

       After reasonable inquiry and to the best of his knowledge and belief, Mr. Holcomb certifies that the information set forth in this statement is true, complete and correct.

                                       January 25, 1999
                                       ----------------------------------------
                                       (Date)

                                       /s/ Grant Holcomb
                                       ----------------------------------------
                                       (Signature)

                                       Chief Technical Officer and Secretary
                                       ----------------------------------------
                                       (Name/Title)